COMMENTS RECEIVED ON FEBRUARY 10, 2015

FROM EDWARD BARTZ

FIDELITY MONEY MARKET TRUST (File No. 811-02861)

Retirement Government Money Market Portfolio, Retirement Money Market Portfolio

PRELIMINARY PROXY STATEMENT FILED ON JANUARY 30, 2015

SHAREHOLDER MEETING DATE MAY 12, 2015

FIDELITY NEWBURY STREET TRUST (File No. 811-03518)

Government Fund, Prime Fund, Tax-Exempt Fund, Treasury Fund

FIDELITY HEREFORD STREET TRUST (File No. 333-201773)

Fidelity Government Money Market Fund

N-14 & PRELIMINARY PROXY STATEMENT FILED ON JANUARY 30, 2015

SHAREHOLDER MEETING DATE MAY 12, 2015

FIDELITY PHILLIPS STREET TRUST (File No. 811-02890)

Fidelity Cash Reserves, Fidelity U.S. Government Reserves

FIDELITY HEREFORD STREET TRUST (File No. 333-201772)

Fidelity Government Money Market Fund

N-14 & PRELIMINARY PROXY STATEMENT FILED ON JANUARY 30, 2015

SHAREHOLDER MEETING DATE MAY 12, 2015

FIDELITY SALEM STREET TRUST (File No. 811-02105)

Fidelity Conservative Income Bond Fund, Fidelity Corporate Bond Fund, Fidelity Global Strategies Fund
Fidelity Inflation-Protected Bond Fund, Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Municipal Income 2015 Fund, Fidelity Municipal Income 2017 Fund, Fidelity Municipal Income 2019 Fund, Fidelity Municipal Income 2021 Fund, Fidelity Municipal Income 2023 Fund, Fidelity Series 1000 Value Index Fund, Fidelity Series Global ex U.S. Index Fund, Fidelity Series Inflation-Protected Bond Index Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Fidelity Strategic Dividend & Income Fund, Fidelity Strategic Real Return Fund, Fidelity Tax-Free Bond Fund, Money Market Portfolio, Spartan Emerging Markets Index Fund, Spartan Global ex U.S. Index Fund, Spartan Inflation-Protected Bond Index Fund, Spartan Intermediate Treasury Bond Index Fund, Spartan Long-Term Treasury Bond Index Fund, Spartan Mid Cap Index Fund, Spartan Real Estate Index Fund, Spartan Short-Term Treasury Bond Index Fund, Spartan Small Cap Index Fund, Spartan U.S. Bond Index Fund

FIDELITY HEREFORD STREET TRUST (File No. 333-201819)

Fidelity Money Market Fund

N-14 & PRELIMINARY PROXY STATEMENT FILED ON JANUARY 30, 2015

SHAREHOLDER MEETING DATE MAY 12, 2015

1. Proposal #1 - To Elect a Board of Trustees

C: The Staff requests we provide information per Instruction 6 to Item 22(b)(1) regarding the specific skills, attributes, and reasoning for each Trustee to serve as a member of the Board of Trustees.

R: We believe that the information in Proposal 1 sufficiently describes the diverse experience, attributes, and skills relevant to each nominee's qualifications to serve as a Trustee. We also call the Staff's attention to the disclosure under the heading "Board Structure and Oversight Function and Standing Committees of the Trust's Current Trustees," which includes a description of the minimum qualifications that candidates for trustee must possess, as well as Exhibit 1 (a current copy of the Governance and Nominating Committee Charter).

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201772, 333-201819); Fidelity Money Market Trust (File No. 811-02861); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890)

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2. Proposal #1 - To Elect a Board of Trustees

C: The Staff requests we provide information per Instruction 6 of Item 22(b)(1) regarding the number of portfolios overseen by each Director in the fund complex.

R: The information required per Instruction 6 of Item 22(b)(1) regarding the number of separate portfolios that a nominee for election as director would oversee if elected is included in the first paragraph of Proposal 1 of each proxy statement, as follows:

"The purpose of this proposal is to elect a Board of Trustees. All nominees are currently Trustees of the trust and have served in that capacity continuously since originally elected or appointed. As of December 31, 2014, except for Elizabeth S. Acton, James C. Curvey, and John Engler, each of the nominees oversees 233 funds. Ms. Acton and Mr. Engler each oversee 215 funds, and Mr. Curvey oversees 406 funds."

3. Proposal #1 - To Elect a Board of Trustees

C: The Staff requests we include all directorships for the past five years.

R: In accordance with Item 22(b) of Schedule 14A, directorships held during the past five years are appropriately disclosed.

4. Money Market Portfolio, Fidelity Money Market, Prime Fund, Fidelity U.S. Government Reserves, and Fidelity Government Money Market Fund
Proposal 2 - To Approve an Agreement and Plan of Reorganization

(Sample from Fidelity Salem Street Trust Proxy)
"How do the funds' investment objectives, strategies, policies, and limitations compare?
Although the funds have substantially similar investment objectives and the same principal investment strategies, there are some differences in the investment objectives of which you should be aware. The following compares the investment objectives and principal investment strategies of Select Money Market and Fidelity Money Market:"

C: The Staff requests that we include a discussion of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in a tabular format is an effective way to highlight the differences between the funds.

5. Government Fund, Prime Fund, Tax-Exempt Fund, Treasury Fund, Retirement Money Market Portfolio, Retirement Government Money Market Portfolio, Fidelity Cash Reserves, Fidelity U.S. Government Reserves

(Example from Fidelity Phillips Street Trust)
"Government Money Market, a money market fund, is a diversified series of Hereford Street, an open-end management investment company registered with the Securities and Exchange Commission (the SEC). Government Money Market seeks as high a level of current income as is consistent with preservation of capital and liquidity. Government Money Market seeks to achieve its investment objective by normally investing at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities (effective May 31, 2015, normally investing at least 99.5% of its total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully)."

C: The Staff believe the wording should read "that are collateralized solely by government securities or cash" and should be applied throughout the documents.

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201772, 333-201819); Fidelity Money Market Trust (File No. 811-02861); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890)

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R: We will modify the disclosure in each of the documents to reflect the Staff's comment, as follows (new language underlined):

"Government Money Market seeks to achieve its investment objective by normally investing at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities (effective May 31, 2015, normally investing at least 99.5% of its total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities))."

6. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.